UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BRP Inc.

(Name of Issuer)

Subordinate Voting Shares

(Title of Class of Securities)

05577W200

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05577W200	13G	Page 2 of 6 Pages

1	Names of Reporting Persons Bain Capital Luxembourg Investments S.à r.l.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 17,796,615 shares
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 17,796,615 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,796,615 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 29.3%
12	Type of Reporting Person OO

Item 1(a)	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is BRP Inc. (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 726 Saint-Joseph Street, Valcourt, Quebec, Canada.

Item 2(a)	Name of Person Filing

This Schedule 13G is being filed by Bain Capital Luxembourg Investments S.à r.l., a private limited liability company incorporated and existing under the laws of Luxembourg (the “Reporting Person”), which is owned by Bain Capital Integral Investors II, L.P., a Cayman Islands exempted limited partnership (“Integral”), whose general partner is Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”). As a result, BCI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Person.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of the Reporting Person is 51 Allée Scheffer, L-2520 R.C.S. Luxembourg B97416, Grand Duchy of Luxembourg. The principal business address of Integral and BCI is 200 Clarendon Street, Boston, MA 02116.

Item 2(c)	Citizenship

The Reporting Person is organized under the laws of Luxembourg. Integral is organized under the laws of the Cayman Islands. BCI is organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities

The class of securities of the Company to which this Schedule 13G relates is Subordinate Voting Shares.

Item 2(e)	CUSIP Number

The CUSIP number of the Company’s Subordinate Voting Shares is 05577W200.

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j) ☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4		Ownership

(a) Amount beneficially owned:

This Schedule 13G is being filed by the Reporting Person. As of the close of business on December 31, 2019, the Reporting Person held 17,796,615 Multiple Voting Shares of the Company.

The rights of the holders of the Company’s Multiple Voting Shares and Subordinate Voting Shares are substantially identical, except with respect to voting, conversion and subscription rights. The Subordinate Voting Shares have one vote per share and the Multiple Voting Shares have six votes per share. The Subordinate Voting Shares are not convertible into any other class of shares, while the Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at the option of the holder and under certain other circumstances. In the event of any distribution or issuance of voting shares of the Company (other than Multiple Voting Shares, Subordinate Voting Shares issued upon conversion of Multiple Voting Shares or voting shares issued upon the exercise of a right attached to a previously issued security), the holders of Multiple Voting Shares are entitled to subscribe for additional Multiple Voting Shares in order to maintain their proportion of total voting rights associated with the then outstanding Multiple Voting Shares. The holders of Subordinate Voting Shares benefit from protection provisions that give them certain rights in the event of a take-over bid for the Multiple Voting Shares.

Accordingly, the 17,796,615 Multiple Voting Shares held by the Reporting Person as of the close of business on December 31, 2019 are convertible, at the option of the Reporting Person, into 17,796,615 Subordinate Voting Shares, or approximately 29.3% of the Company’s outstanding Subordinate Voting Shares.

The 17,796,615 Multiple Voting Shares held by the Reporting Person as of the close of business on December 31, 2019 represent approximately 33.6% of the Company’s total voting power.

The percentage of the Company’s outstanding Subordinate Voting Shares and total voting power held by the Reporting Person are based on 42,810,918 Subordinate Voting Shares and 45,891,671 Multiple Voting Shares outstanding as of December 9, 2019, as reported in the Company’s prospectus supplement, filed with the Securities and Exchange Commission on December 12, 2019 after giving effect to the conversion of Multiple Voting Shares into Subordinate Voting Shares as described in such prospectus supplement.

The Reporting Person is party to a Nomination Rights Agreement, dated as of May 29, 2013, with Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”) and Caisse de dépôt et placement du Québec (“CDPQ”). The Nomination Rights Agreement requires that the Reporting Person, the Beaudier Group and CDPQ cast all votes to which they are entitled to fix the size of the Company’s board of directors at 13 members and to elect members of the board of directors in accordance with the provisions thereof. As a result, the Reporting Person, the Beaudier Group and CDPQ may be deemed to be a group for purposes of Section 13(d) of the Act. The Reporting Person disclaims beneficial ownership of the securities held by the Beaudier Group and CDPQ.

(b) Percent of class:

See Item 4(a) hereof.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0 shares

(ii) Shared power to vote or to direct the vote:

17,796,615 shares

(iii) Sole power to dispose or to direct the disposition of:

0 shares

(iv) Shared power to dispose or to direct the disposition of:

17,796,615 shares

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group

See Item 4(a) above.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: February 14, 2020	Bain Capital Luxembourg Investments S.À R.L.

	By:	/s/ Jay Corrigan
Name: Jay Corrigan
Title: Manager